Exhibit 99.5

401 Bay Street, Suite 2010, P.O. Box 118 Toronto, Ontario Canada M5H 2Y4	Shares outstanding: 112,961,000 TSX: TCM, TCM.WT Frankfurt: A6R
August 10, 2007
THOMPSON CREEK REPORTS NET INCOME OF US$56.8 MILLION OR
51 CENTS PER SHARE IN Q2 2007
Highlights (all in U.S. dollars):
•	Revenues were $247.8 million in the second quarter and $515.8 million in the first half of 2007.

•	Net income was $56.8 million or $0.51 per basic and $0.45 per diluted share in the second quarter and $104.5 million or $0.97 per basic and $0.89 per diluted share in the first half.

•	Debt was reduced by $50.4 million during the second quarter and by a total of $133.5 million since the beginning of 2007. As at June 30, 2007, the principal outstanding on the First Lien Credit Facility was $269.5 million and cash balances totaled $94.4 million.

•	Average realized prices on molybdenum sales rose to $29.59 per pound in the second quarter from $25.57 in the first quarter.

•	At the Endako Mine, updated estimates of reserves announced in July significantly extend the mine life to 27 years at current production rates.
Note: Conference call and webcast for analysts and investors scheduled for Monday, August 13, 2007 at 10:00 a.m. Eastern

Thompson Creek Metals Company Inc., one of the world’s largest publicly traded, pure molybdenum producers, today announced financial results for the three and six months ended June 30, 2007 prepared in accordance with Canadian generally accepted accounting principles. All dollar amounts are in U.S. dollars unless otherwise indicated.
“We are pleased with the performance of all operations during the second quarter,” said Kevin Loughrey, President and Chief Executive Officer. “We continue to execute on the business plan we set out after the acquisition last October and we remain confident of continued strong molybdenum prices.”
Thompson Creek’s revenues totaled $247.8 million in the second quarter of 2007 and $515.8 million in the first half of the year. Second-quarter revenues were positively affected by a 15.7% rise in the average price realized on the Company’s molybdenum sales between the first and second quarters of 2007. The average realized price was $29.59 per pound in the second quarter versus $25.57 per pound in the first quarter. No revenues were earned by Thompson Creek in the first half of 2006 as it was in the development stage.
After the deduction of operating, selling, marketing, depreciation, depletion and accretion costs, the Company generated substantial income from mining operations totaling $192.2 million in the first half of the year. Income from mining operations increased to $104.1 million in the second quarter from $88.1 million in the first quarter of 2007.
Net income for the second quarter of 2007 was $56.8 million or $0.51 per basic and $0.45 per diluted share, compared with a net loss of $2.9 million or $0.06 per basic and diluted share a year earlier. The per-share figures are based on a weighted-average number of shares outstanding of 111,224,000 (basic) and 126,371,000 (diluted) in the second quarter of 2007 and 48,418,000 (basic and diluted) a year earlier. At August 7, 2007 there were 112,961,000 shares outstanding.
Net income in the first half of 2007 was $104.5 million or $0.97 per basic and $0.89 per diluted share, compared with a net loss of $5.3 million or $0.11 per basic and diluted share a year earlier. The per-share figures are based on a weighted-average number of shares outstanding of 107,258,000 (basic) and 117,609,000 (diluted) in the first half of 2007 and 46,628,000 (basic and diluted) a year earlier. Net income in the first half was negatively affected by the inclusion in first-quarter operating expenses of $29.6 million related to the inventory portion of the purchase price adjustment associated with the Company’s purchase of Thompson Creek Metals Company USA in October 2006.
For the first half of 2007, cash flow from operating activities was $105.4 million, compared with cash used of $6.4 million in the same period in 2006.

A substantial increase in product inventory and unusually high tax payments were the main reasons for cash from operating activities being significantly reduced to $0.4 million in the second quarter from $105.1 million the first quarter of 2007. In particular, there was a significant impact on cash from operating activities in the second quarter from a $53.1 million increase in product inventory. This increase was primarily the result of purchasing third-party concentrate at the higher prevailing market prices and an increased volume of third-party purchased inventory on hand at June 30, 2007. Another significant impact on cash from operating activities was the $89.7 million payment of income and mining tax installments in the second quarter of 2007. These amounts were much higher than usual for a quarter due to the timing of annual and quarterly installments and the prepayment of certain taxes to reduce interest costs. Quarterly installments for U.S. income and mining taxes for the first and second quarter of each year are due and payable during the second quarter of each year. Tax installments related to the first quarter were $18.3 million. The Company additionally paid $21.9 million as a result of prior under-funded Canadian tax installments and prepaid $9 million in Canadian tax installments to eliminate the non-deductible interest accrued on the under-funded tax installments.
During the second quarter of 2007, the Company made payments of $49.8 million to reduce its First Lien Credit Facility to $269.5 million on June 30, 2007. This followed payments in the first quarter to reduce the First Lien Credit Facility by $20.7 million to $319.3 million on March 31, 2007 and to fully discharge the $61.9 million Second Lien Credit Facility.
Since the acquisition of mining and metallurgical operations in October 2006, the Company has used $194.0 million of cash to reduce debt by $133.5 million and to pay the former owner $61.5 million in December 2006 for certain receivables acquired on the acquisition date.
The Company is responsible for a future contingent payment to the former owner of up to $125 million depending on the average price for molybdenum. If the average price for molybdenum continues to exceed $25 per pound for the remainder of 2007, the Company will be required to pay the former owner $100 million of this contingent payment in January 2008. If the average price for molybdenum exceeds $15 per pound in 2009, an additional $25 million will be owed to the former owner in January 2010.
Cash balances were $94.4 million as at June 30, 2007 versus $114.5 million on March 31, 2007 and $98.1 million as at December 31, 2006.
The Company’s mines produced 4.5 million pounds of molybdenum at an average production cost of $7.09 per pound in the second quarter of 2007. The Thompson Creek Mine produced 2.4 million pounds at an average cost of $6.74 per pound. The Company’s 75% share of the Endako Mine’s production was 2.1 million pounds at an average cost of $7.48 per pound.
In the first half of 2007, the Company’s mines produced 9.9 million pounds of molybdenum at an average production cost of $6.27 per pound. The Thompson Creek Mine produced 6.2 million pounds at an average production cost of $5.36 per pound and the Company’s 75% share of the Endako Mine’s production was 3.7 million pounds at an average cost of $7.80 per pound.

The cited amounts for the second quarter and first half reflect molybdenum produced at the Thompson Creek and Endako mines but do not include molybdenum purchased from third parties, roasted and sold by the Company. The average costs reflect production costs, including roasting costs, for molybdenum from the Thompson Creek and Endako mines but exclude deferred stripping costs.
Outlook
Molybdenum production from the Thompson Creek Mine in the second quarter was lower than historic levels and lower than planned for several reasons. The mine is in a development stage, in between two phases of the mine plan. Until the development of the next phase (Phase 6) is complete, the mine is producing primarily from lower-grade stockpiled material. This material is difficult to mill and has a lower grade than the Phase 6 ore. In addition, the development work for Phase 6 has, earlier than expected, prevented access to exposed ore at the bottom of the pit. It is anticipated that, as the year progresses, the operations at the mine will continue to have improving access to the higher-grade Phase 6 ore consistent with the existing mine plan. The Company expects to be in full production from the new phase late in the fourth quarter. However, for the last half of 2007, molybdenum production volumes will be lower and unit costs will be higher than past periods.
The impact from lower production on the Company’s third-quarter revenues may be offset in part by the higher molybdenum prices being enjoyed recently. The quoted price for molybdenum oxide rose to approximately $33 per pound on average in June from an approximate average of $28 per pound in March and $25 per pound in January and February. Because of the normal one-month pricing lag on the Company’s sales, the Company did not begin to receive the highest prices evident in June until its July deliveries. The price increase that began in March has been generally sustained with the market price for molybdenum oxide remaining above $30 per pound to date.
The Company previously announced that it was expecting to produce 21 million pounds of molybdenum in 2007 from its existing Thompson Creek and Endako mines and, as higher grade ore is accessed at the mines, was planning to increase production from these mines to 27 million pounds in 2008 and 29 million pounds in 2009. As a result of lower-than-expected ore grades and the development of a new phase of the Thompson Creek Mine, the Company now expects to produce slightly less than the previously announced forecast for 2007. The forecasts for 2008 and 2009 remain unchanged.
On July 10, 2007, the Company announced an updated estimate of ore reserves and mine life for its Endako Mine. The updated reserves and mine life were calculated by Wardrop Engineering Inc. to the specifications of the Canadian Securities Administrators National Instrument 43-101 and in accordance with the Canadian Institute of Mining Standards. Wardrop estimates that the Endako Mine’s reserves are 276 million tonnes of ore with an average grade equivalent to 0.051% molybdenum (Mo) containing 310 million pounds of molybdenum (75% of which are to Thompson Creeks’s account). These reserves consist of proven reserves of 112 million tonnes at an average grade equivalent to 0.053% Mo and probable reserves of 164 million tonnes at an average grade equivalent to 0.049% molybdenum. The estimates are based on an assumed molybdenum price of $10 per pound and updated costs.

At the current milling rate of 10.2 million tonnes of ore per year, Wardrop estimates Endako’s mine life is 27 years, not including stockpile material. The previous reserve estimates and mine plan extending to 2013 for Endako assumed a long-term molybdenum price of $3.50 per pound and included 2.5 years of milling low-grade stockpile material. The Wardrop estimates are based on an optimized model for the Endako deposit combining the existing Endako, East Denak and West Denak pits into one “super pit”.
The new reserves and mine life estimates at the Endako Mine were estimated by Anoush Ebrahimi, P. Eng., of Wardrop Engineering Inc., a qualified person as defined in National Instrument 43-101.
The Company has initiated a study to examine the feasibility of increasing production at Endako by increasing mill processing capacity to 50,000 tonnes per day from the current average of 28,000 tonnes per day. The study is expected to be completed by the end of 2007.
The Company is also developing a new mine plan for its Thompson Creek Mine based on a reevaluation of mineral reserves assuming a long-term molybdenum price of $10 per pound and updated costs. The previous mine plan had assumed a long-term price of $5 per pound. The new plan is expected to significantly increase reserves and mine life when completed later this year.
A feasibility study of the Davidson Project is currently being prepared by external consultants and is expected to be completed in 2007.
Additional information on the Company’s financial position is available in Thompson Creek’s Financial Statements and Management’s Discussion and Analysis for the three and six months ended June 30, 2007, which will be filed with SEDAR (www.sedar.com) and posted on the Company’s website (www.thompsoncreekmetals.com).
Conference call and webcast
Thompson Creek will hold a conference call for analysts and investors to discuss its second-quarter 2007 financial results on Monday August 13, 2007 at 10 a.m. (Eastern).
Ian McDonald, Executive Chairman, Kevin Loughrey, President and Chief Executive Officer, and Derek Price, Chief Financial Officer, will be available to answer questions during the call.
To participate in the call, please dial 416-644-3419 or 1-800-731-6941 about five minutes prior to the start of the call.
A live audio webcast of the conference call will be available at www.newswire.ca and www.thompsoncreekmetals.com.
An archived recording of the call will be available at 416-640-1917 or 1-877-289-8525 (Passcode 21243042 followed by the number sign) from 12:00 p.m. on August 13 to 11:59 p.m. on August 20. An archived recording of the webcast will also be available at Thompson Creek’s website.

About Thompson Creek Metals Company Inc.
Thompson Creek Metals Company Inc. (formerly Blue Pearl Mining Ltd.) is one of the largest publicly traded, pure molybdenum producers in the world. The Company owns the Thompson Creek open-pit molybdenum mine and mill in Idaho, a 75% share of the Endako open-pit mine, mill and roasting facility in northern British Columbia, and a metallurgical roasting facility in Langeloth, Pennsylvania. Thompson Creek is also developing the Davidson high-grade underground molybdenum project near Smithers, B.C. The Company has more than 700 employees. Its head office is in Toronto, Ontario. It also has executive offices in Denver, Colorado (including sales and marketing) and Vancouver, British Columbia. More information is available at www.thompsoncreekmetals.com.
Cautionary Note Regarding Forward-Looking Statements
This news release contains “forward-looking information” which may include, but is not limited to, statements with respect to the timing and amount of estimated future production. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or variations (including negative variations) of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Thompson Creek and/or its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include those factors discussed in the section entitled “Risk Factors” in Thompson Creek’s annual information form for the year ended December 31, 2006 which is available on SEDAR at www.sedar.com. Although Thompson Creek has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. Forward-looking statements contained herein are made as of the date of this news release and Thompson Creek disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Thompson Creek undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change. Accordingly, the reader is cautioned not to place undue reliance on forward-looking statements.

Consolidated Balance Sheets
At June 30, 2007 and December 31, 2006
(US dollars in thousands — Unaudited)

	June 30	December 31
	2007	2006

Assets
Current assets
Cash and cash equivalents	$94,353	$98,059
Accounts receivable	102,615	84,476
Product inventory	123,936	131,269
Material and supplies inventory	26,329	25,498
Prepaid expenses and other assets	3,250	3,015
Income and mining taxes recoverable	11,960	—
Future income and mining taxes	1,029	—

	363,472	342,317
Property, plant and equipment	487,372	480,187
Reclamation deposits	23,918	23,005
Restricted cash	9,766	8,081
Goodwill	102,725	46,322

	$987,253	$899,912

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$69,737	$38,794
Acquisition cost payable	50,000	—
Income and mining taxes payable	—	29,407
Current portion of long-term debt	66,668	73,758
Future income and mining taxes	2,534	16,769

	188,939	158,728
Long-term debt	204,021	324,048
Asset retirement obligations	27,479	25,992
Sales contract liability	24,933	11,421
Severance and other liabilities	10,048	8,008
Future income and mining taxes	138,339	147,664

	593,759	675,861

Shareholders’ Equity
Common shares	257,726	210,857
Warrants	35,042	35,445
Contributed surplus	19,726	14,953
Retained earnings (deficit)	76,955	(27,579)
Accumulated other comprehensive income (loss)	4,045	(9,625)

	393,494	224,051

	$987,253	$899,912

Consolidated Statements of Income (Loss)
Three and Six Months Ended June 30, 2007 and 2006
(US dollars and share amounts in thousands, except per share amounts — Unaudited)

	Three months ended		Six months ended
	June 30		June 30
	2007	2006	2007	2006

Revenues
Molybdenum sales	$241,255	$—	$501,990	$—
Tolling and calcining	6,529	—	13,761	—

	247,784	—	515,751	—

Cost of sales
Operating expenses	127,807	—	289,574	—
Selling and marketing	3,488	—	5,088	—
Depreciation and depletion	11,970	—	28,052	—
Accretion	393	—	830	—

	143,658	—	323,544	—

Income from mining operations	104,126	—	192,207	—

Other expenses (income)
General and administrative	3,672	578	6,780	982
Exploration and development	2,364	2,336	4,231	4,588
Interest and finance fees	9,670	—	27,538	—
Unrealized gain on other derivative instruments	(590)	—	(1,388)	—
Stock-based compensation	5,810	—	8,428	496
Interest income	(2,263)	(59)	(4,163)	(104)
Other	2,479	—	2,773	(6)

	21,142	2,855	44,199	5,956

Income (loss) before taxes	82,984	(2,855)	148,008	(5,956)

Income and mining taxes (recoverable)
Current	33,977	—	71,826	—
Future	(7,792)	—	(28,352)	(620)

	26,185	—	43,474	(620)

Net income (loss)	$56,799	$(2,855)	$104,534	$(5,336)

Net income (loss) per share
Basic	$0.51	$(0.06)	$0.97	$(0.11)

Diluted	$0.45	$(0.06)	$0.89	$(0.11)

Consolidated Statements of Cash Flows
Three and Six Months Ended June 30, 2007 and 2006
(US dollars in thousands — Unaudited)

	Three months ended		Six months ended
	June 30		June 30
	2007	2006	2007	2006

Operating Activities
Net income (loss)	$56,799	$(2,855)	$104,534	$(5,336)
Items not affecting cash
Depreciation and depletion	11,970	—	28,052	—
Accretion	393	—	830	—
Amortization of finance fees	1,633	—	6,417	—
Unrealized gain on other derivative instruments	(590)	—	(1,388)	—
Stock-based compensation	5,810	—	8,428	496
Future income and mining taxes	(7,792)	—	(28,352)	(620)
Gain on sale of marketable securities	—	—	—	(6)
Change in non cash working capital	(67,864)	105	(13,103)	(957)

Cash generated by (used in) operating activities	359	(2,750)	105,418	(6,423)

Investing Activities
Property, plant and equipment	(3,036)	(444)	(5,638)	(444)
Deferred stripping costs	(8,767)	—	(15,620)	—
Restricted cash	(960)	(191)	(1,397)	(235)
Reclamation deposits	(242)	—	(764)	—
Proceeds from disposition of marketable securities	—	—	—	26

Cash used in investing activities	(13,005)	(635)	(23,419)	(653)

Financing Activities
Proceeds from issue of common shares	38,541	3,430	43,712	5,565
Long-term debt repayments	(50,353)	—	(133,534)	—

Cash provided by (used in) financing activities	(11,812)	3,430	(89,822)	5,565

Effect of exchange rate changes on cash and cash equivalents	4,299	45	4,117	(48)

Increase (decrease) in cash and cash equivalents	(20,159)	90	(3,706)	(1,559)

Cash and cash equivalents, beginning of period	114,512	5,266	98,059	6,915

Cash and cash equivalents, end of period	$94,353	$5,356	$94,353	$5,356

Consolidated Statements of Retained Earnings (Deficit)
Three and Six Months Ended June 30, 2007 and 2006
(US dollars in thousands — Unaudited)

	Three months ended		Six months ended
	June 30		June 30
	2007	2006	2007	2006

Retained earnings (deficit), beginning of period	$20,156	$(9,417)	$(27,579)	$(6,936)
Net income (loss)	56,799	(2,855)	104,534	(5,336)

Retained earnings (deficit), end of period	$76,955	$(12,272)	$76,955	$(12,272)

Consolidated Statements of Comprehensive Income (Loss)
Three and Six Months Ended June 30, 2007 and 2006
(US dollars in thousands — Unaudited)

	Three months ended		Six months ended
	June 30		June 30
	2007	2006	2007	2006

Net income (loss)	$56,799	$(2,855)	$104,534	$(5,336)
Other comprehensive income (loss) Foreign currency translation adjustment	14,157	(114)	13,670	(214)

Comprehensive income (loss)	$70,956	$(2,969)	$118,204	$(5,550)

For more information, please contact:

Ian McDonald Executive Chairman Thompson Creek Metals Company Inc. Tel: 416-860-1438 info@tcrk.com	Tina Cameron Renmark Financial Communications Inc. Tel.: 514-939-3989 tcameron@renmarkfinancial.com

Wayne Cheveldayoff Director of Investor Relations Thompson Creek Metals Company Inc. Tel: 416-860-1438 Toll free: 1-800-827-0992 wcheveldayoff@tcrk.com